Mail Stop 3561

June 13, 2008

Mr. Kevin F. McNamara
Chief Financial Officer
2187 Atlantic Street
Stamford, Connecticut 06902

      Re: **Centerplate, Inc.**
             Form 10-K for the year ended January 1, 2008
             Filed March 17, 2008
             File No. 001-31904

Dear Mr. McNamara:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief